UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-QSB |_| Form N-SAR
For Period Ended: March 31, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

AFG Enterprises USA, Inc.
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Full Name of Registrant

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Former Name if Applicable

181 Wells Avenue, Suite 100
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Address of Principal Executive Office (Street and Number)

Newton, MA  02459

City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

            Due to delays caused by the integration of the Registrant's acquisition of FP Technology Holdings, Inc. during the quarter ended March 31, 2006, the Report on Form 10-QSB could not be completed in time to file by the due date without unreasonable effort or expense to the Registrant. The Registrant anticipates that it will file the Form 10-QSB for the quarter ended March 31, 2006 within the time period allowed by this extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Stephen Peary                               (415)                 331-6601
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(Name)                                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            During the quarter ended March 31, 2006, the Registrant changed from a shell company to an operating company, pursuant to the Registrant's acquisition of FP Technology Holdings, Inc. on March 29, 2006. Therefore, the Registrant's results of operations for the quarter ended March 31, 2006 will include the operating results of FP Technology Holdings, Inc., which are not reflected in the Registrant's results of operations for the corresponding period in 2005.

            The Registrant believes that its results of operations (unaudited) for the quarter ended March 31, 2006 will reflect a loss of approximately $1.05 million.


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      AFG Enterprises USA, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2006                         By: /s/ Stephen Peary
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                                                Name:  Stephen Peary
                                                Title: Chief Financial Officer